Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23 A Public Held Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Perpetual Subordinated Financial Bills

Itaú Unibanco Holding S.A. ("Company") announces to the market that it has issued Perpetual Subordinated Financial Bills ("Financial Bills") in the total amount of R$1 billion, in private negotiations with professional investors.

The Financial Bills are perpetual in nature and may be repurchased as from 2029, subject to the prior authorization of the Central Bank of Brazil. In accordance with Resolutions No. 122 and No. 5.007 of the Central Bank of Brazil, the Financial Bills will compose the Additional Capital of the Company's Reference Equity with an estimated impact of 8 basis points on its Tier 1 market capitalization rate.

São Paulo (SP), September 18, 2024.

GUSTAVO LOPES RODRIGUES
Investor Relations Officer